MeadWestvaco Corporation 501 South 5th Street Richmond, VA 23219-0501 +1 804.444.2016 john.banu@mwv.com

April 21, 2011

BY EDGAR AND BY HAND DELIVERY

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: MeadWestvaco Corporation, Form 10-K for Fiscal Year Ended December 31, 2010, Filed February 28, 2011, File No. 001-31215

Dear Mr. Reynolds:

On behalf of MeadWestvaco Corporation (the “company”), attached is the response of the company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 13, 2011. Based on our review of the comment raised by the Staff, we believe that the information provided herein demonstrates that compliance with the Staff’s comment can be handled on a prospective basis as necessary.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s discussion and analysis of financial condition and results of operations, page 15

Overview, page 15

1. We note you recorded tax benefits from cellulosic biofuel producer credits (“CBPC”) and audit settlements of $29 million, or $0.17 per share in fiscal 2010. Please explain to us and describe in future filings the nature of the CBPC, whether the recognition of tax benefits related to CBPC will recur in future periods, and how the credit was calculated and accounted for. In addition, tell us the amount of liabilities, if any, that you have to

April 21, 2011

repay the taxing authority in exchange for the CBPC and how you accounted for any liability. Last, if you anticipate claiming additional CBPC in future periods, please add disclosure within your Liquidity and Capital Resources discussion in future filings to describe the timing of such claims (including expiration of the CBPC), the amount of CBPC available to you, and the potential impact of CBPC on your financial statements.

In July 2010, the IRS Office of Chief Counsel released an Advice Memorandum concluding that qualifying cellulose biofuel sold or used before January 1, 2010, qualifies for the cellulosic biofuel producer credit (“CBPC”) and will not be required to be registered by the Environmental Protection Agency. Each gallon of qualifying cellulose biofuel produced by any taxpayer operating a pulp and paper mill and used as a fuel in the taxpayer’s trade or business during calendar year 2009 will qualify for the $1.01 non-refundable CBPC.

The IRS guidance provided that a taxpayer would be able to claim the CBPC on its federal income tax return for the 2009 tax year upon the receipt of a letter of registration from the IRS. Any unused CBPC may be carried forward until 2015 to offset a portion of federal taxes otherwise payable. In July 2010, we submitted an application with the IRS to be registered for the CBPC and on September 16, 2010, we received notification from the IRS that it was successfully registered. On October 15, 2010, the IRS Office of Chief Counsel issued an Advice Memorandum concluding that the alternative fuel mixture credit (“AFMC”) and CBPC could be claimed in the same year for different volumes of black liquor.

Of the $29 million recorded for the CBPC and audit settlements in 2010, $20 million related to the CBPC. During 2009, the company had approximately 38 million gallons of cellulose biofuel that qualified for the CBPC for which we had not previously made claims under the AFMC. The pre-tax amount of CBPC was $39 million and was calculated on 38 million gallons at $1.01 per gallon. The CBPC was recorded net of taxes and related reserves resulting in a tax benefit of $20 million.

The CBPC has been taken by the company only on production in 2009 not qualifying for the AFMC. Consequently, none of the AFMC received by the company is required to be repaid to the IRS.

The availability of the CBPC for cellulose biofuel produced by our pulp and paper mills expired on December 31, 2009. Taxpayers can still obtain benefits from the CBPC by repaying all or part of the AFMC previously received. At this time we do not anticipate repaying the AFMC previously claimed in order to obtain the CBPC. However, the company continues to model the potential cash benefit of converting the AFMC into the CBPC. As this model is dependent on multiple factors, including future taxable income, we have determined that it is uncertain at this point whether and to what extent the CBPC will be taken in exchange for the AFMC previously claimed by the company. If and when such decision is made, the company will include appropriate disclosures in its Liquidity and Capital Resources discussion in future filings with the Commission.

April 21, 2011

The company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response, please contact the undersigned at (804) 444-2016.

Very truly yours,

/s/ John E. Banu
John E. Banu
Vice President and Controller

cc:	Steve Lo, Securities and Exchange Commission
David Walz, Securities and Exchange Commission
Jay Williamson, Securities and Exchange Commission
David Link, Securities and Exchange Commission
John A. Luke, Jr.
E. Mark Rajkowski
Wendell L. Willkie, II
William T. Bishop, PricewaterhouseCoopers LLP